

VIA FACSIMILE AND U.S. MAIL

March 5, 2010

Bruce Harmon
Chief Financial Officer
Winwheel Bullion, Inc.
4695 MacArthur Court, 11th Floor
Newport Beach, California 92660

> **RE:** **Winwheel Bullion, Inc.**
> **Form 10-K for the Year Ended March 31, 2009**
> **Forms 10-Q for the Periods Ended June 30, 2009,**
> **September 30, 2009 and December 31, 2009**
> **File No. 0-52677**

Dear Mr. Harmon:

We have reviewed your response letter dated February 22, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

2. In connection with responding to our comments, please provide, in writing, a statement acknowledging that:
    - you are responsible for the adequacy and accuracy of the disclosure in your filings;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2009

Item 4 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 13

3. Your current disclosure indicates that your Chief Executive Officer and Chief Financial Officer concluded as of March 31, 2009 that your disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Please amend your Form 10-Q to include the conclusion of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of December 31, 2009. Please also disclose the facts and circumstances leading to your conclusion that your disclosure controls and procedures were not effective. Refer to Item 307 of Regulation S-K. When you file the amendment to the Form 10-Q, please also ensure that you file updated certifications that refer to the Form 10-Q/A.

Management's Report on Internal Control over Financial Reporting, page 13

4. You have included management's report on internal control over financial reporting in your Form 10-Q. Management's report on internal control over financial reporting need only be included in your Forms 10-K. Please amend your Form 10-Q for the period ended December 31, 2009 to remove it. Refer to Item 308T(a)(3) of Regulation S-K. Ensure that the disclosures required by Item 308T(b) of Regulation S-K are included in your amended Form 10-Q.

5. Please disclose in greater detail the nature of your material weakness in your internal control over financial reporting. Please also revise your disclosure to clearly identify all relevant items, including but not limited to your lack of segregation of duties, as being material weaknesses.

Changes in Internal Control over Financial Reporting, page 14

6. You disclose that "Except as set forth above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting." Please revise to state clearly whether or not there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and disclose the nature and timing of each change, if applicable.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief